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Resident Hong Kong Partners

Davis Polk & Wardwell Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong	852 2533 3300 tel	William F. Barron* Bonnie Chan* Karen Chan † Yang Chu † James C. Lin*	Gerhard Radtke* Martin Rogers † Patrick S. Sinclair* Miranda So* James Wadham †

Hong Kong Solicitors * Also Admitted in New York † Also Admitted in England and Wales

October 11, 2019

Re:	Genetron Holdings Limited (CIK No. 0001782594)
Responses to the Staff’s Comments on the Draft Registration Statement on Form F-1
Confidentially Submitted on September 3, 2019

Confidential

Mr. Ruairi Regan

Ms. Brigitte Lippmann

Division of Corporation Finance

CF Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of our client, Genetron Holdings Limited, an exempted company incorporated under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated September 30, 2019 on the Company’s draft registration statement on Form F-1 confidentially submitted on September 3, 2019 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and one exhibit via EDGAR to the Commission for confidential review in accordance with the procedures of the Commission. The Company confirms that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended. The Company also confirms that it will publicly file the registration statement previously submitted on a confidential basis at least 15 days prior to any road show in connection with the offering. On behalf of the Company, we wish to thank you and other members of the Commission for your prompt response to the Company’s request for comments.

2	October 11, 2019

To facilitate your review, we have separately delivered to you today four courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement, and two copies of the submitted exhibit.

The Company has responded to all of the Staff’s comments by revising the Draft Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Draft Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Revised Draft Registration Statement where the language addressing a particular comment appears.

In addition to revising the disclosure in response to the Staff’s comments, the Company has also included other information and data to reflect recent developments.

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General

1.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so, on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company acknowledges the Staff’s comment and will supplementally provide such written communications to the Staff under cover of a separate letter.

We face risks associated with uncertainties relating to Regulation, page 24

2.

We note your reference to the restricted nature of the category of foreign investment of your PRC operating entities. Please include discussion of the nature of the business and category of foreign investment for Genetron (Tianjin), your wholly foreign owned enterprise.

In response to the Staff’s comment, the Company respectfully advises the Staff that HGR Regulation referred on page 24 of the Draft Registration Statement is not related to foreign investment restrictions. Instead, HGR Regulation is a separate regulation relating to the administration of human genetic resources, although it imposes certain limitations for foreign entities, individuals and such entities established or actually controlled thereby. Foreign investment limitations are disclosed on pages 148 and 149 of the Revised Draft Registration Statement, and the Company conducts precision oncology services business activities, involving collecting and using genetic resources through its VIE rather than its WFOE.

3	October 11, 2019

In addition, the Company respectfully advises the Staff that Genetron (Tianjin) Co., Ltd., its wholly foreign owned enterprise, is not engaged in substantive business operations in the PRC and therefore is not classified to be in the restricted or prohibited category of foreign investment industries.

The Company further respectfully advises the Staff that investment in the field of technology development and applications relating to human stem cells and genomic diagnosis and treatment is a prohibited category for foreign investment in PRC. Precision oncology services fall within the scope of such prohibited category. Therefore, the Company established our VIE, Genetron Health (Beijing) Co., Ltd., to conduct precision oncology services business activities, and the Company exercises effective control over itsVIE through contractual arrangements among the WFOE, its VIE and VIE’s shareholders.

The Company has revised the disclosure on pages 24, 74 and 75 of the Revised Draft Registration Statement to clarify such risk and the nature of the business and category of foreign investment for the Company’s WFOE and VIE, respectively.

Liquidity and Capital Resources, page 90

3.

Please expand your disclosure to describe clearly your financing activities including your plans regarding financing activities for your business going forward. Also, clarify the reference to the bank loan in this section, as it appears you do not have existing bank loans.

In response to the Staff’s comment, the Company has revised the disclosure on pages 90 and 91 of the Revised Draft Registration Statement.

Properties and Facilities, page 139

4.	Please clarify the term of your Beijing lease. Also, please file your material lease agreements as exhibits, or advise

In response to the Staff’s comment, the Company has revised the disclosure on page 140 of the Revised Draft Registration Statement.

Further, the Company acknowledges the Staff’s comments, but respectively advises the Staff that the Company believes that each lease agreement for an individual facility need not be filed as an exhibit to the Registration Statement because the lease agreement does not constitutes a “material contract,” in particular a “material lease” that would be required to be filed pursuant to Item 601(b)(10)(ii)(D) of Regulation S-K. The rent paid for the Company’s Changping facilities, which is the Company’s largest premise, represented less than 2.0% of the Company’s cost and operating expenses (consisting of cost of revenue, selling expenses, administrative expenses, and research and development expenses) in 2018, and the rent paid for each of the rest facilities represented less than 0.5% of the Company’s cost and operating expenses in 2018.

4	October 11, 2019

The Company also believes that, if it could not use any such office space, manufacturing, clinical laboratory or storage, it would be able to find adequate replacement space on broadly similar commercial terms and without causing material disruption to its business.

The Company will continue to evaluate any new leases for materiality and, if the Company enters into a material lease agreement, the Company will file a copy of the lease and disclose the material terms of the agreement as required under Item 601(b)(10)(ii)(D) of Regulation S-K.

Principal and Selling Shareholders, page 161

5.

With respect to each principal shareholder that is a legal entity, please identify clearly all natural persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares held by that shareholder. Refer in particular to the shareholders in footnotes 6, 8 and 11.

In response to the Staff’s comment, the Company respectfully advises the Staff that with respect to footnote 6, Tianjin Kangyue is ultimately controlled by China International Capital Corporation Limited, a listed company on The Stock Exchange of Hong Kong. Therefore, it is not practical to determine all natural persons who exercise control over the Tianjin Kangyue.

With respect to footnote 8, pursuant to the supplemental limited partnership agreement entered among the general partner and all the five limited partners of Tianjin Genetron Jun’an, voting and/or dispositive decisions for Tianjin Genetron Jun’an requires the unanimous approval of all the five limited partners of Tianjin Genetron Jun’an. In addition, there is no “acting-in-concert” agreement among the limited partners. As such, the Company believes that none of the general partner or any limited partner has or shares, directly or indirectly, voting power and/or dispositive powers with respect to all the shares held by Tianjin Genetron Jun’an. Furthermore, each general partner and limited partner of Tianjin Genetron Jun’an indirectly owns less than 5% voting power of the Company through Tianjin Genetron Jun’an. Therefore, the Company believes no natural person has or shares, directly or indirectly, voting power and/or dispositive powers with respect to all the shares held by Tianjin Genetron Jun’an.

With respect to footnote 11, Genetron United Holdings Limited (“Genetron United”) has ten shareholders, with the each shareholder’s ownership of equity interest of Genetron United being scattered and the largest shareholder holding less than 25% equity interest of Genetron United. Therefore, the Company believes no natural person has or shares, directly or indirectly, voting power and/or dispositive powers with respective to the shared held by Genetron United.

In light of the foregoing, the Company has revised the disclosure on page 164 of the Revised Draft Registration Statement.

5	October 11, 2019

Undertakings, page II-4

6.

Please provide the undertakings as required by Item 512(a)(5)(ii) and Item 512(a)(6) of Regulation S-K. Item 512(a)(5)(ii) is required for any prospectus filed in reliance on Rule 430C and Item 512(a)(6) is required for any offering that involves an initial distribution of securities pursuant to Rule 159A. For guidance, refer to Securities Act Rules Compliance and Disclosure Interpretation, Question 229.01.

In response to the Staff’s comment, the Company has revised the disclosure on page II-5 of the Revised Draft Registration Statement.

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6	October 11, 2019

If you have any questions regarding this submission, please contact me at +86-10-8567-5005 (li.he@davispolk.com) and/or Xuelin (Steve) Wang at +852-2533-1092 (xuelin.wang@davispolk.com).

Thank you for your time and attention.

Yours sincerely,

/s/ Li He
Li He

cc:	Mr. Sizhen Wang, Chief Executive Officer
Mr. Evan Ce Xu, Chief Financial Officer
Genetron Holdings Limited

Mr. Fang Liu, Esq.
Clifford Chance US LLP

PricewaterhouseCoopers Zhong Tian LLP